SD 5-20-02

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SECURITI [redacted] ISSION

02006350

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SEC MAIL PROCESSING SECTION RECEIVED MAY 01 2002 WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 49384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AVALON PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET, – SUITE 3403
(No. And Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT AU 212-994-9550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED MAY 22 2002 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VINCENT AU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVALON PARTNERS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI B. SPECTOR
Notary Public State of New York
No. 02SP6013962
Qualilfied in New York County
Commission Expires September 28, 2002



Signature

PRESIDENT
Title

Lori B. Spector
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 0 1 2002
WASH. D.C.
155
SECTION

AVALON PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Avalon Partners, Inc.

We have audited the accompanying statement of financial condition of Avalon Partners, Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Avalon Partners, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
April 29, 2002

AVALON PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 106,458
Securities owned at market value	45,600
Advances to employees	21,800
Due from related parties	33,355
Due from brokers	134,180
Prepaid expenses	11,426
Security deposits	91,000
Property and equipment, (net of accumulated depreciation of $1,607)	67,565
TOTAL ASSETS	$ 511,384

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and accounts payable	$ 134,666
STOCKHOLDERS' EQUITY:	
Common stock – no par value, 200 shares authorized, 100 shares issued and outstanding	100
Additional paid – in capital	699,098
Accumulated deficit	(322,480)
Total stockholders' equity	376,718
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 511,384

The accompanying notes are an integral part of this financial statement.

AVALON PARTNERS, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of SIPC and the National Association of Securities Dealers (NASD).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Customers' securities transaction, commission income, commission expense and related clearing expenses are reported on a settlement date basis. There are no significant differences between settlement and trade date commissions.

Income Taxes

The Company files Federal, New York State and New York City income tax returns and has accrued for the applicable taxes for 2001.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising

Advertising costs are expensed as incurred and included as a separate line item in operating expenses.

NOTE 3. PROPERTY AND EQUIPMENT

The Company was a victim of the September 11, 2001 attack on the World Trade Center, and as such, all of their property and equipment was destroyed. The loss related to this disposal was $16,711. In connection with their new lease, the Company purchased the property and equipment from the previous tenant for $50,000. The Company also purchased additional computer equipment. Property and equipment at December 31, 2001 consisted of the following:

Computer equipment	$ 26,172
Furniture and fixtures	36,000
Telephone equipment	7,000
	69,172
Less accumulated depreciation	1,607
Net Fixed Assets	$ 67,565

Depreciation expense for the year ended December 31, 2001 was $6,401.

NOTE 4. DUE FROM RELATED PARTIES

At December 31, 2001, there was a balance due from an officer of $33,355, which represents certain expenses paid by the Company on behalf of the officer.

NOTE 5. FINANCIAL INSTUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker ("clearing broker") on behalf of customers. Through contractual agreement with the clearing broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing brokers' internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6. LEASES

The Company's offices were destroyed during the terrorist attacks on September 11, 2001, and their lease obligations ended on that date. The Company entered into a new lease during October 2001 in lower Manhattan. The lease is for 10 years and the future minimum lease payments are as follow:

NOTE 6. LEASES (con't)

2002	$ 155,556
2003	155,556
2004	155,556
2005	155,556
2006	159,877
Thereafter	820,990
Total	$ 1,603,091

Rent expense for the year ended December 31, 2001 was $49,501.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31 2001, the Company had net capital (as defined) of $140,193, which was $131,211 in excess of its required net capital of $8,982.